ANNUAL REPORT

Clearwave Telecommunications Inc.
110 S Hartford Ave., Suite 100
Tulsa, OK 74120
918-300-0678
www.cwtcotc.com



THIS FORM IS ONLY USED FOR ANNUAL REPORTING PURSUANT TO 17 CFR § 227.201 AND AS AN ANNUAL REPORT FOR DISCLOSURE PURPOSES. AN ISSUER FILING THIS FORM FOR AN ANNUAL REPORT, AS REQUIRED BY REGULATION CROWDFUNDING (§ 227.100 ET SEQ.), MUST FILE THE FORM NO LATER THAN 120 DAYS AFTER THE ISSUER'S FISCAL YEAR END COVERED BY THE REPORT AND INCLUDE THE INFORMATION REQUIRED BY RULE 201(a), (b), (c), (d), (e), (f), (m), (p), (q), (r), (s), (t), (x) AND (y) OF §227.201.

In this Annual Report, the term "", "we", "us", "our", or "the company" refers to **Clearwave Telecommunications Inc.** and our subsidiaries on a consolidated basis. The company, having offered and sold Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended **June 30, 2023**. A copy of this report may be found on the company's website at **www.cwtcotc.com.**

FORWARD-LOOKING STATEMENTS This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

GENERAL INFORMATION

The annual report must include the disclosure required by paragraphs (a), (b), (c), (d), (e), (f), (m), (p), (q), (r), and (x) of § 227.201.

Table of Contents

§ 227.201(a)

The name, legal status (including its form of organization, jurisdiction in which it is organized and date of organization), physical address and Web site of the issuer.

Name:	**Clearwave Telecommunications Inc.**
Legal Status:	**Corporation**
Jurisdiction:	**Oklahoma**
Date of Organization:	**March 29, 2019**
Physical address:	**110 S Hartford Ave., Suite 100 Tulsa, OK 74120**
Web site of the issuer:	**www.cwtcotc.com**

§ 227.201(b)

The names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the issuer, all positions and offices with the issuer held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including:

1. Each person's principal occupation and employment, including whether any officer is employed by another employer; and
2. The name and principal business of any corporation or other organization in which such occupation and employment took place.

DIRECTORS OF THE COMPANY

Name:	Daniel Behling
Dates of Board Service:	November 1, 2018 - current

Principal Occupation:	Consultant
Employer:	Self
Dates of Service:	2009 - current
Employer's principle business:	Property Development Consultant
List all positions and offices with the issuer held and the period of time in which the director served in the position or office:	
Position:	President, CEO, Secretary and Treasure
Date of Service:	November 1, 2018 to present

PRINCIPAL SECURITY HOLDERS

§ 227.201(c)

The name of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

Name of Holder	*No. and Class of Securities Now Held*	*%Voting Power Prior to Offering*
I Control My Retirement Funds LLC	85,000,000 Common	**57%**

.

BUSINESS AND ANTICIPATED BUSINESS PLAN

§ 227.201(d)

(d) A description of the business of the issuer and the anticipated business plan of the issuer;

Company Overview

Our company crafts delicious plant based beverages that support digestive wealth. All our products contain body boosting ancient grains. Our first line will deliver quad power: prebiotics, antioxidants, vitamins and electrolytes. This drink is perfect for athletes, with more balanced electrolytes than leading sports drinks. We are also developing lines of prebiotic hemp drinks and shots, containing ancient grain prebiotics with the addition of hemp, rich in heart healthy Omega-3 fatty acids. Also in development are hemp elixir shots, hemp coffee energy shots, a ready to drink hemp tea, and a chilled ready to drink hemp coffee.

Competitors and Industry

Since the passage of the 2018 Farm Bill, many new hemp products have come to market. Hemp sparkling waters like Recess and Tree Below Zero are trending. Lumen has hemp elixir wellness drinks, as does The Hemp Division with its Rise, Rest, Cruise, and Glide hemp drinks. Kana Gold has developed a line of hemp energy drinks. Crafted with heart healthy ancient grains, our original line will deliver natural refreshment similar to BodyArmor, but with more balanced nutrients.

Current Stage and Roadmap

We are currently finalizing formulation on four flavors of wellness drinks and expect to commercialize those flavors. We currently have no product in the market. We plan to introduce our original wellness line as well as a line of hemp elixirs and hemp shots. We plan to introduce a line of Hemp Teas and Hemp Coffees to the market. We expect to market our beverages initially in Los Angeles, CA, and New York City.

§ 227.201(e)

The current number of employees of the issuer: 1

RISK FACTORS

§ 227.201(f)

A discussion of the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Any valuation of the Company at this stage is difficult to assess. The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Valuation Accuracy is based on our best efforts. The valuation methods used may be commonly used methods used in valuing companies, however, the accuracy of any valuation is only as accurate and reliable as the information used in the calculation of that valuation. The company has made all best-faith efforts to ensure the accuracy and credibility of information provided in the creation of the valuation and any projections or forecasts used therein, however, even our best effort may leave a margin of error, and we cannot guarantee the accuracy of the valuation. Future valuations of the company may come in at drastically different values, which have the potential to affect the value of investments.

Understanding valuation methodologies. The results of the valuation created for this offering are based on our best understanding of the methods used to create the valuation. Despite our best efforts, it is possible that we did not properly understand every individual piece of data used in the calculation of the valuation. If we had had a better understanding of the underlying formulas used to calculate each valuation method, we may have input different data into the valuation tool and the resulting valuation may have been minimally or drastically different than the valuation presented herein. If we use a different valuation method in the future, the resulting valuation may be drastically different, which may result in the securities sold herein being valued at a potentially drastically different value.

Weights of different valuation methods. In our valuation we utilized a "weighted average" of 5 different valuation methods. The weight attributed to each of the valuation methods was made at our discretion, and the resulting valuation could be significantly different had the weight distribution been allocated differently. TheCompany made a best-faith effort in its judgement in determining the weight distribution, however, even our best effort may leave a margin of error and other parties may have used a different distribution, and we cannot guarantee the accuracy of the valuation. Future valuations of the company may come in at drastically different values, which have the potential to affect the value of investments.

No Independent Third-Party was consulted for the Valuation. While the company did use a third-party service to calculate the valuation, no independent third-party expert in valuing companies was consulted in the creation of the data input into the valuation service. Had we consulted with an independent third-party expert in valuing companies, their advice may have let to a significant difference in the resulting valuation of the Company, such advice may have included, but is not limited to: different approaches, a different third-party services, different valuation methods, different weights to the valuation methods, or changes to our projections/forecasts.

We may be required to register under the Securities Exchange Act. The Company will be required to conform to the rules and regulations promulgated under the various federal and state securities laws applicable to the conduct of its business. Management does not believe that the Company's activities, as presently contemplated, will require registration or qualification of the Company with any federal or state agency.

Although the Company does not intend to be required to register its securities under the Securities Exchange Act of 1934, as amended, it is possible that the Securities and Exchange Commission (the "SEC") may require the Company to register. For example, under Section 12(g)(1) of the Securities Exchange Act (as amended by the JOBS Act of 2012), private companies with over 2,000 shareholders and over $10,000,000 in assets, may be required to register with the SEC within 120 days after their fiscal year end. Such registration would increase the operational expenses of the Company and would restrict its activities, thereby possibly having an adverse effect on its business.

The Sarbanes-Oxley Act of 2002 could, should the Company take such action, make the Company's entrance into the public market difficult and expensive. In the wake of well-publicized corporate scandals associated with Enron and WorldCom involving management self-dealing and accounting fraud, in July 2002, President Bush signed into law the Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act—the most far reaching legislation affecting the federal securities laws since they were created in the 1930's—impacts everything from the role of auditors to public reporting of stock trades by management, from committee independence to reporting of off-balance sheet transactions, and from officer loans to employee whistle-blowing.

Public and registered companies are facing dramatic changes in disclosure and corporate governance requirements under the Sarbanes-Oxley Act, and under new and proposed rules from the SEC, NASDAQ and the NYSE. While these new rules and regulations do not generally cover private companies, their influence on private companies is being felt in the following ways:
- A private company will become subject to the Sarbanes-Oxley Act upon filing a registration statement with the SEC in anticipation of an IPO.
- The Sarbanes-Oxley Act may result in increased scrutiny of a private company being considered for acquisition by a public company.
- In order to conduct an IPO, a private company would need to evaluate its organization against the requirements of the Sarbanes-Oxley Act and develop a compliance program.
- Full compliance with the Sarbanes-Oxley Act – which can be time-consuming and expensive – can significantly slow the efforts of private companies such as the Company that may seek to enter the public markets.

Management has broad discretion as to the use of proceeds. The Company reserves the right to use the funds obtained for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally. The extent to which the coronavirus impacts our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

Uncertain Risk. An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in an investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

If the Company cannot raise sufficient funds it will not succeed

The Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive.

We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

We may never have an operational product or service. It is possible that we will never commercially produce our beverages, or that our products may never generate significant sales. If this risk event occurs, it could be indicative of rapidly changing consumer taste preferences, of unforeseen increase in competitive pressures, or of our team's inability to raise adequate capital and/or the high-quality professionals we need to succeed.

Some of our products are still in the prototype phase and might never be operational products. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with Voting Rights You will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our new product could fail to achieve the sales projections we expected. Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition. We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits. We have only recently entered the beverage industry. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. We have incurred net losses and have had no revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history. The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our family of prebiotic beverages are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them. Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business. To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time. Our ability to sell product is dependent on outside government regulators such as the FDA (Food and Drug Administration), the FTC (Federal Trade Commission), and other regulatory bodies. The laws and regulations concerning the beverage sales may be subject to change, and if they do change, then sales of our product may no longer be possible. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business. We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks. To the extent we rely on the internet for sales, marketing, customer communications, etc., we may be vulnerable to hackers who may access the data of our investors and customers. Further, any significant disruption in service of our computer systems could result in a loss to our business and therefore to our investors. Further, we rely on third-party technology providers to provide some of our back-up technology. Any disruptions of services or cyber-attacks, either on our technology providers or on our Company, could harm our reputation and materially negatively impact our financial condition and business.

Production Risks. The Company is dependent upon the safe and efficient production of our products from co-packers, as we do not own manufacturing equipment to produce the products. There may be recalls of ingredients used, or recalls if there is a manufacturing problem affecting product safety.

Rapidly Changing Laws pertaining to Hemp and Cannabidiol (CBD). Although legal sales of hemp and hemp-based products have been rapidly growing in the U.S., there can be no assurance that recent federal legalization of hemp and the widespread state legalization of cannabis and hemp will persist, and in fact these laws could in the future be reversed. However, we do not plan to derive all of our future revenues from beverages containing hemp, which we believe both mitigates the effects of this risk and gives us stability-enhancing product diversity.

Because we are subject to the "Penny Stock" rules, the level of trading activity in our stock may be reduced. The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any listed, trading equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules which may increase the difficulty Purchasers may experience in attempting to liquidate such securities.

Effect of Amended Rule 15c2-11 on the Company's securities. The SEC released and published a Final Rulemaking on Publication or Submission of Quotations without Specified Information amending Rule 15c2-11 under the Exchange Act ("Rule 15c2-11," the "Amended Rule 15c2-11"). To be eligible for public quotations on an ongoing basis, Amended Rule 15c2-11's modified the "piggyback exemption" that required that (i) the specified current information about the company is publicly available, and (ii) the security is subject to a one-sided (i.e. a bid or offer) priced quotation, with no more than four business days in succession without a quotation. Under Amended Rule 15c2-11, shell companies like the Company (and formerly suspended securities) may only rely on the piggyback exemption in certain limited circumstances. The Amended Rule 15c2-11 will require, among other requirements, that a broker-dealer has a reasonable basis for believing that information about the issuer of securities is accurate. Our security holders may find it more difficult to deposit common stock with a broker-dealer, and if deposited, more difficult to trade the securities on the Pink Sheets. The Company intends to provide the specified current information under the Exchange Act but there is no assurance that a broker-dealer will accept our common stock or if accepted, that the broker-dealer will rely on our disclosure of the specified current information.

We do not expect to pay dividends in the foreseeable future. Any return on investment may be limited to the value of our common stock. We do not anticipate paying cash dividends on our common stock in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will occur only if our stock price appreciates.

Provisions in the Oklahoma Statutes and our Bylaws could make it very difficult for an investor to bring any legal actions against our directors or officers for violations of their fiduciary duties or could require us to pay any amounts incurred by our directors or officers in any such actions. Members of our board of directors and our officers will have no liability for breaches of their fiduciary duty of care as a director or officer, except in limited circumstances, pursuant to provisions in the Oklahoma Statutes and our Bylaws unless it is proven that (1) the director's or officer's act or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (2) his or her breach of those duties involved intentional misconduct, fraud or a knowing violation of law. This provision is intended to afford directors' and officers' protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. Accordingly, you may be unable to prevail in a legal action against our directors or officers even if they have breached their fiduciary duty of care. In addition, our Bylaws allow us to indemnify our directors and officers from and against any and all costs, charges and expenses resulting from their acting in such capacities with us. This means that if you were able to enforce an action against our directors or officers, in all likelihood, we would be required to pay any expenses they incurred in defending the lawsuit and any judgment or settlement they otherwise would be required to pay. Accordingly, our indemnification obligations could divert needed financial resources and may adversely affect our business, financial conditions, results of operations and cash flows, and adversely affect prevailing market prices for our common stock.

Management has broad discretion as to the use of proceeds. The net proceeds from this Securities Offering will be used for the purposes described under "USE OF PROCEEDS." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated, which it deems to be in the best interests of the Company in order to address changed circumstances or opportunities. This poses a risk to an investor should they be relying on current use of proceeds forecasts for the investment as business conditions may require a change of the use of these funds.

We have used an arbitrary offering price. The offering price per unit was arbitrarily determined by the Company and is unrelated to specific investment criteria, such as the assets or past results of the Company's operations. In determining the offering price, the Company considered such factors as the prospects, if any, of similar companies, the previous experience of management, the Company's anticipated results of operations, and the likelihood of acceptance of this offering. Please review any financial or other information contained in this offering with qualified persons to determine its suitability as an investment before purchasing any shares in this offering.

If we make mistakes or have unforeseen things happen to us, our suppliers, partners, vendors, etc, or the world, we can make little or no profit and can be driven out of business.


THE BOTTOM LINE:

Investment in the securities of smaller companies can involve greater risk than is generally associated with investment in larger, more established companies. All investments can result in significant or total loss of your loan and/or investment. If we do well, the stock should do well also, yet life offers no guarantees and neither can we. If we make mistakes or have unforeseen things happen to us, our suppliers or the world, we can make little or no profit and can be driven out of business. We cannot guarantee success, return on investment, or repayment of loans.


<u>Please only invest what you can afford to lose.</u>

OWNERSHIP AND CAPITAL STRUCTURE

§ 227.201(m)

A description of the ownership and capital structure of the issuer, including:

(1) The terms of the securities being offered and each other class of security of the issuer, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the issuer, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the issuer;

(2) A description of how the exercise of rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered;

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights				Other Rights			
Preferred Stock (list each class in order of preference):										
	100,000,000	-0-	Yes	☐	No	☑	Yes ☐		No	☑
						Specify:				
			Yes	☑☐	No	☑☐	Yes ☑☐		No	☑☐
						Specify:				
Common Stock:										
	750,000,000	149,527,654	Yes	☑	No	☐	Yes ☐		No	☑
						Specify:				

(3) The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

SEE 227.201c Above

(4) How the securities being offered are being valued, and examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions;

THE SECURITIES ARE TRADING ON THE OTC MARKETS

(5) The risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties; and

Risks to purchasers of the securities relating to minority ownership in the issuer.

The right to demand current distributions from an operating business is limited. A majority owner, if she is committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to herself or her relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor, probably, won't be able to force the company to allow you to share in any of the current income of the company.

No right to participate in any management decisions of the company. The majority owner may make a decision that the investor think is bad and puts your interest in the company at risk. The investor may see the majority owner running the company into the ground. The investor can try to convince him that it is the wrong decision, but he doesn't have to take your calls.

The investor has limited rights, if any, to have your interest bought out. You may want to cash out your interest and do other things with the money. State law may give you the right to force the company to buy you out, but these rights are limited.

While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

Risks to purchasers associated with corporate actions.:

- **Additional issuances of securities:**
  Following the investor's investment in the Company, the Company may sell interest to additional investors, which will dilute the percentage interest of the investor is the Company. The Investor might have the opportunity to increase its investment in the Company in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Company, if any, will depend upon the maturity and the objectives of the Company.

- **Issuer repurchases of securities:**
  The company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to the Investor, and create pressure on the investor to sell its securities to the Company concurrently.

- **A sale of the issuer or of assets of the issuer:**
  As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders.

- **Transactions with related parties:**
  The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring and interest in the company, the investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waives any claim with respect to any liability arising from the existence of any such conflict of interest.

(6) A description of the restrictions on transfer of the securities, as set forth in § 227.501;

§ 227.501 Restrictions on resales.

(a) Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

(1) To the issuer of the securities;

(2) To an accredited investor;

(3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

(b) For purposes of this § 227.501, the term *accredited investor* shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

(c) For purposes of this section, the term **member of the family of the purchaser or the equivalent** includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph (c), the term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

§ 227.201(p)

Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Harvest Growth fund Management LLC	$225,000.00	8%	October 4, 2023

§

227.201(q)

What other exempt offerings has the issuer conducted within the past three years?

The Company has not conducted any other exempt offerings in the past three years.

FINANCIAL CONDITION OF THE ISSUER

§ 227.201(s)

Discuss the issuer's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations.

FINANCIAL INFORMATION

§ 227.201(t)

Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

A principal executive officer certifying financial statements as described above must provide the following certification**:

CERTIFICATION

I, [identify the certifying individual], certify that:

(1)   the financial statements of [identify the issuer] included in this Form are true and complete in all material respects; and

(2)   the tax return information of [identify the issuer] included in this Form reflects accurately the information reported on the tax return for [identify the issuer] filed for the fiscal year ended [date of most recent tax return].

[Signature]
[Title]

** Intentional misstatements or omissions of facts constitute federal criminal violations. *See* 18 U.S.C. 1001.

§ 227.201(x)

Whether the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202;

No.

§ 227.201(y)

Any material information necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading;

No other material information.

Clearwave Telecommunications, Inc.

Reviewed Financial Statements

As of June 30, 2023 and 2022

Clearwave Telecommunications, Inc.

Reviewed Financial Statements

As of June 30, 2023 and 2022



January 22, 2025

INDEPENDENT AUDITORS' REPORT

The Board of Directors

Clearwave Communications, Inc.
414 SE Washington Blvd
Bartlesville, OK 74006

We have reviewed the accompanying consolidated balance sheet of Clearwave Communications, Inc. (the company) as of June 30, for the years ended 2023 and 2022, and the related statement of income, statement of equity and statement of cash flows for the years then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

ACCOUNTANT RESPONSIBILITY

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

Clearwave Telecommunications, Inc.

Balance Sheet (Not Audited)

As of June 30, 2023 and 2022

	2023	2022
ASSETS		
Current Assets	-	-
Non-Current Assets	-	-
TOTAL ASSETS	**-**	**-**
LIABILITIES		
Current Liabilities		
Accounts Payables	1,459	1,459
Total Current Liabilities	**1,459**	**1,459**
Non-Current Liabilities	-	-
Notes Payables	225,000	225,000
Total Non-Current Liabilities	**225,000**	**225,000**
TOTAL LIABILITIES	**226,459**	**226,459**
EQUITY		
Common Shares	150	150
Additional Paid-In Capital	-	-
Retained Earnings	(226,609)	(226,609)
TOTAL EQUITY	**(226,459)**	**(226,459)**
TOTAL EQUITY AND LIABILITIES	**-**	**-**

Clearwave Telecommunications, Inc.

Income Statement (Not Audited)

For the years ended as of June 30, 2023 and 2022

	2023	2022
Revenues	-	-
Operating Expenses	-	-
Product Development Fees	-	225,000
Total Operating Expenses	**-**	**225,000**
Net Income	**-**	**(225,000)**

Clearwave Telecommunications, Inc.

Cash Flow Statement (Not Audited)

For the years ended as of June 30, 2023 and 2022

	2023	2022
Net Income	-	**(225,000)**
Reconciliation to adjust net income to cash flow from operating activities		
Net Cash Flow from Operating Activities	-	**(225,000)**
Net Cash Flow from Investing Activities	-	-
Cash Flow from Financing Activites		
Notes Payable	-	225,000
Net Cash Flow from Financing Activities	-	**225,000**
Net Change to Cash	-	-
Cash at Beginning of the period	-	-
Cash at End of the period	-	-

Clearwave Telecommunications, Inc.

Statement of Changes in Equity (Not Audited)

For the years ended as of June 30, 2023 and 2022

	Common Shares in Volume	Common Shares in Value	Retained Earnings	Total
Balance on July 1, 2021	149,527,654	150	(1,609)	(1,459)
Common Shares Issuance during 2022	-	-	-	(1,459)
Net Income 2022	-	-	(225,000)	(226,459)
Equity on June 30, 2022	**149,527,654**	**150**	**(226,609)**	**(226,459)**
Common Shares Issuance during 2023	-	-	-	(226,459)
Net Income 2023	-	-	-	(226,459)
Equity on June 30, 2023	**149,527,654**	**150**	**(226,609)**	**(226,459)**

Clearwave Telecommunications, Inc.

Notes to the Financial Statements (Not Audited)

For the years ended 2023 and 2022

1. DESCRIPTION OF THE BUSINESS

Clearwave Communications, Inc, previously known as Daniel Management, Inc. was incorporated in Oklahoma During 2019. The company crafts delicious plant-based beverages that support digestive wealth.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.1. Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

2.2. Basis of Accounting

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

2.3. Use of Estimates

The preparation of consolidated financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

2.4. Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company currently has a $226,609 accumulated deficit as of December 31, 2022. The company has no operations currently. The company's management has taken serious steps to maintain a positive working capital for the company, by adding new investors into the business, and conducting an offering through Regulation A financing under the Securities Act of 1933.

3. NOTE PAYABLE

The company has signed a $225,000 note payable for the premium development of its products in September 2021.

4. EQUITY AND COMMON STOCK

The company is authorized to issue 750,000,000 shares of common stock at $0.0001 par value, as of the date of this report, the company has 149,527,654 shares of common stock issued and outstanding.

A principal executive officer certifying financial statements as described above must provide the following certification:

CERTIFICATION

I, Daniel Behling, certify that:

1. the financial statements of Clearwave Telecommunications Inc. included in this Form are true and complete in all material respects; and

2. the tax return information of Clearwave Telecommunications Inc. included in this Form reflects accurately the information reported on the tax return for Clearwave Telecommunications Inc. filed for the fiscal year ending June 30, 2022.

By: Isl Daniel Behling

Chief Executive Officer

Intentional misstatements or omissions of facts constitute federal criminal violations.

See 18 u.s.c. 1001.